Exhibit 99.1

PRESS RELEASE

TiGenix to present at Bank of America Merrill Lynch 2017 Healthcare Conference in Las Vegas

Leuven (BELGIUM) - May 11, 2017, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces that Eduardo Bravo, Chief Executive Officer of TiGenix, will be presenting at the Bank of America Merrill Lynch 2017 Healthcare Conference in Las Vegas (USA) on Thursday, May 18 at 11:20 am PDT.

A live audio webcast of the presentation will be available on http://www.veracast.com/webcasts/baml/healthcare2017/id21306392354.cfm. To ensure timely connection, it is recommended that users register at least 10 minutes prior to the scheduled webcast. A replay will be made available on the Company website http://www.tigenix.com/ shortly after the live presentation and remain available for 12 months.

The TiGenix management team will be available for one-to-one meetings on Wednesday, May 17 and Thursday, May 18. Please contact Investor Relations at Investor@tigenix.com for a meeting request.

For more information

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) is expected to start in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain). For more information, please visit http://www.tigenix.com.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.